UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release

26 April 2013

LINDA LORIMER APPOINTED TO PEARSON BOARD

Pearson, the world's leading learning company, today announces the appointment of Linda Lorimer as an independent non-executive director, effective from 1 July 2013.

Ms. Lorimer is Vice President of Yale University in New Haven, Connecticut, serving as a senior counsellor to the President and a leader of many strategic initiatives for the university. Among other duties, she oversees Yale's Office of International Affairs and the University's Office of Digital Dissemination. She also is responsible for an array of administrative services including the university's public affairs and communications, alumni relations and Office of Sustainability.  Previously, she served as President of Randolph-Macon Woman's College in Virginia, from 1987-1993, and had earlier worked at Yale in several senior roles including Associate Provost.

Ms. Lorimer is a graduate of Hollins University and Yale Law School, and has served on numerous non-profit boards including as board chair of the Association of American Colleges and Universities. She is vice-chair of the World Economic Forum's Global Agenda Council on "The Future of Universities."

She currently serves as a board member of The McGraw-Hill Companies, Inc., which now serves global capital and commodity markets with financial information, having sold its education business to investment funds affiliated with Apollo Global Management LLC.  Ms. Lorimer formerly was a director of Sprint, Centel and First Colony Life Insurance Companies.

Pearson's chairman Glen Moreno said: "I am delighted that Linda has agreed to join our board. She brings to Pearson a wealth of experience in international education, digital initiatives and sustainability, and will help Pearson fulfil its global mission to help raise educational achievement."

ENDS

For more information:
Simon Mays-Smith / Charles Goldsmith: +44 (0)20 7010 2310

PEARSON plc

Date: 26 April 2013

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary